EXHIBIT 17.3

Oded Gilboa

June 15, 2016

Emerald Medical Applications Corp.

Board of Driectors

Yair Fudim, Chairman and

Lior Wayn, Baruch Kfir,

Dr. Estery Giloz-Ran and

Professor Benad Goldwasser, Directors

Re:          Letter of Resignation

I hereby resign as Chief Financial Officer of Emerald Medical Applications Corp. (the "Registrant") and its Israeli subisidary, Emerald Medical Applications Ltd, effective June 16, 2016. The reason for my resignation is to permit me to pursue other business and professional interests. I wish all of you at Emerald the very best success in the future.

I have had not disagreements with the operations, policies or practices of the Registrant or its subsidiary.

Yours truly,

/s/: Oded Gilboa
Oded Gilboa